Exhibit 99.1

Q&K International Group Limited Announces Results of 2022 Annual General Meeting

SHANGHAI, China, September 14, 2022 - Q&K International Group Limited (NASDAQ: QK) (the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced the results of its 2022 annual general meeting held in Nantong on September 13, 2022. Specifically, the shareholders have approved:

1.
the change of the Company’s name from “Q&K INTERNATIONAL GROUP LIMITED” to “FLJ Group Limited”; and
2.
the amendment to the Company’s amended and restated memorandum and articles of association of the Company to reflect the change in Company’s name.

Accordingly, the Company has changed its corporate name from “Q&K International Group Limited” to “FLJ Group Limited”, effective on September 13, 2022. In addition, the Company expects to begin trading under the new ticker symbol “FLJ” on the NASDAQ effective on or about September 26, 2022.

About FLJ Group Limited

FLJ Group Limited, formerly known as Q&K International Group Limited, is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. The Company leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of the Company’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables the Company to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

FLJ Group Limited
E-mail: ir@qk365.com

Christensen
In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rvanguestaine@ChristensenIR.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com